November 27, 2017

Chi Keung Henry Ching
Non-Executive Director
135 Asby Bay, Alameda
California, United States 94502

RE: Resignation as a Non-Executive Director from Sleepaid Holding Co.

Dear Mr. Wang:

Due to other business demands, I am unable to continue in the above-listed role for Sleepaid Holding Company. Therefore, I am tendering my resignation as a Non-Executive Director effective November 27, 2017.

This letter will serve as my official letter of resignation, and I hereby confirm that this resignation is not the result of any matter relating to the Company's operations, policies or practices.

Sincerely,

Chi Keung Henry Ching

Date: November 27, 2017